Exhibit 15.1

CONTACT INFORMATION:
USA:	Asia:
Phil O’Shaughnessy	Wynne Leong
(408) 546-6773	(65) 6895-4120
poshaughnessy@creative.com	wynne.leong@ctl.creative.com

CREATIVE REDUCES GUIDANCE FOR ITS Q4 FY05 REVENUE AND GROSS MARGIN

SINGAPORE – June 27, 2005 – Creative Technology Ltd. (NASDAQ: CREAF), a worldwide leader in digital entertainment products, today announced that it has revised its outlook for sales for the fourth quarter of its 2005 fiscal year, ending June 30, 2005. Sales are now expected to come in with approximately 50 percent year-over-year revenue growth to about $300 million. Creative had originally set Q4 revenue expectations of about 65 to 80 percent year-over-year growth, or $330 to $360 million. The reduced revenue guidance is based upon softer-than-expected overall market demand for MP3 players in the period and lower-than-expected average selling prices. Creative has also revised its guidance for gross margin, which is now expected to come in under 20 percent, compared to original guidance of between 22 to 24 percent. Based upon its revised guidance, Creative expects to report an operating loss for the period.

Information about Creative’s Q4 earnings release and corresponding conference call will be posted in coming weeks to http://www.creative.com/corporate/investor.

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About Creative

Creative (NASDAQ: CREAF) is a worldwide leader in digital entertainment products for PC users. Famous for its Sound Blaster® audio cards and for launching the multimedia revolution, Creative is now driving digital entertainment on the PC platform with products like its highly acclaimed Zen and MuVo® MP3 players. Creative’s innovative hardware, proprietary technology, applications and services leverage the Internet, enabling consumers to experience high-quality digital entertainment — anytime, anywhere.

Sound Blaster, Zen and MuVo are trademarks of Creative Technology Ltd. in the United States and/or other countries.

Safe Harbor for Forward-Looking Statements:

This press release contains forward-looking statements, including those related to Creative’s estimated revenue and gross margin for the fourth fiscal quarter of 2005. These forward-looking statements involve risks and uncertainties that could cause Creative’s actual results to differ materially. Such risks and uncertainties include: Creative’s ability to timely develop new products that gain market acceptance and to manage frequent product transitions; competitive pressures in the marketplace; Creative’s ability to successfully integrate acquisitions; potential fluctuations in quarterly results due to the seasonality of Creative’s business and the difficulty of projecting such fluctuations; possible disruption in commercial activities caused by factors outside of Creative’s control, such as terrorism, armed conflict and labor disputes; a reduction in demand for computer systems, peripherals and related consumer products as a result of poor economic conditions, social and political turmoil; major health concerns; the proliferation of sound functionality in new products from competitors at the application software, chip and operating system levels; the deterioration of global equity markets; exposure to excess and obsolete inventory; Creative’s reliance on sole sources for many of its chips and other key components; component shortages which may impact Creative’s ability to meet customer demand; Creative’s ability to protect its proprietary rights; a reduction or cancellation of sales orders for Creative products; accelerated declines in the average selling prices of Creative’s products; Creative’s ability to successfully manage its expanding operations; the vulnerability of certain markets to current and future currency fluctuations; the effects of restricted fuel availability and rising costs of fuel; fluctuations in the value and liquidity of Creative’s investee companies; and the potential decrease in trading volume and value of Creative’s Ordinary Shares as a result of the Flow Back Restriction that commenced on June 1, 2003 and Creative’s previous plan and any future plans to delist from NASDAQ and to eliminate its U.S. reporting obligations. For further information regarding the risks and uncertainties associated with Creative’s business, please refer to its filings with the SEC, including its Form 20-F for fiscal 2004 filed with the SEC. Creative undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in Creative’s expectations.